**Exhibit 10.25**

## MASTER TRUSTEE AGREEMENT

**THIS TRUSTEE AGREEMENT,** dated as of 9<sup>th</sup> day April, 2016, by and between **GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.** , a Pennsylvania not for profit corporation (the "Issuer"), and **HSRF STATUTORY TRUST AS TRUSTEE,** a Wyoming trust company (the "Trustee"), having the authority to exercise corporate trust powers, with a designated corporate trust office located in York, Pennsylvania.

**WHEREAS,** the Issuer is a not for profit corporation to be recognized as exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended; and

**WHEREAS,** the Issuer was organized for the purpose of acting as a parent corporation to, or umbrella organization for, related Sub-Issuers (as defined in the Master Trust Indenture relating to Global Infrastructure Finance & Development Authority, Inc. Revenue Bonds (the "Master Indenture") and to facilitate the provision of transportation projects, Parallel Ancillary Infrastructure Development projects and services by the Sub-Issuers (the "Project"); and

**WHEREAS,** each Sub-Issuer shall be organized for the purpose of financing, acquisition, construction, operation, management, and maintenance of a transportation projects, Parallel Ancillary Infrastructure Development projects and services system for passenger and freight transportation within certain rail corridors, and other transportation projects and services; and

**WHEREAS,** the Issuer deems it advisable to borrow money and to issue its Revenue Bonds (the "Bonds") to finance certain costs associated with the creation and development of the Sub-Issuers including, but not limited to, money loaned to a Sub-Issuer by the Issuer, and to mortgage and pledge as security for the Bonds any assets of the Issuer and any revenue to be derived from its operations including, but not limited to, money repaid to the Issuer by a Sub-Issuer; and

**WHEREAS,** the Issuer recognizes that a trustee must be engaged in order to carry out the administrative functions required under the Master Indenture, and any Supplemental Indentures, related to the Bonds and to act in a fiduciary capacity with regard to the bondholders (the "Bond Trustee"); and

**WHEREAS,** the Issuer desires Trustee to serve pursuant to Article VI of the Master Indenture as Bond Trustee; and

**WHEREAS,** the Trustee desires to serve as Bond Trustee pursuant to Article VI of the Master Indenture.

**NOW, THEREFORE**, in consideration of the foregoing recitals and benefits to be derived from the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Trustee hereby accepts the position of Bond Trustee for the Bonds subject to the terms and conditions contained in the Master Indenture. Said terms and conditions shall include, but not be limited to:

(1) **Trustee May Act Through Agents.** The Trustee may execute any powers and perform any duties required of it under the Master Indenture through attorneys, agents, officers or employees, and shall be entitled to advice of counsel concerning all questions thereunder, and the Trustee shall not be answerable for the default or misconduct of any attorney, agent or employee selected by it with reasonable care. The Trustee may rely on the advice of counsel and shall not be held liable for actions taken in reliance on the advice of counsel. The Trustee shall not be answerable for the exercise of any discretion or power under the Master Indenture or any Supplemental Indenture nor for anything whatever in connection with the trust hereunder, except only its own gross negligence or willful misconduct.

(2) **Compensation and Indemnification.** The Issuer shall pay the Trustee reasonable compensation for its services hereunder, and also all its reasonable expenses and disbursements, including the reasonable fees and expenses of Trustee's counsel, and to the extent permitted under Alabama law shall indemnify the Trustee and hold the Trustee harmless against any liabilities which it may incur in the exercise and performance of its powers and duties except with respect to its own gross negligence or willful misconduct. The Trustee shall have no duty in connection with its responsibilities under the Master Indenture to advance its own funds nor shall the Trustee have any duty to take any action pursuant to the Master Indenture without first having received indemnification satisfactory to it.

(3) **No Duty to Renew Insurance.** The Trustee shall be under no duty to effect or to renew any insurance policy nor shall it incur any liability for the failure of the Issuer to require or effect or renew insurance or to report or file claims of loss thereunder.

(4) **Obligation to Act on Default.** Before taking any action under the Master Indenture or any Supplemental Indenture in respect of an Event of Default, as defined therein, the Trustee may require that a satisfactory indemnity bond be furnished for the reimbursement of all expenses to which it may be put and to protect it against all liability, except liability resulting from its own gross negligence or willful misconduct in connection with any such action.

(5) **Reliance by Trustee.** The Trustee may act on any requisition, resolution, notice, request, consent, waiver, certificate, statement, affidavit, voucher, bond, or other paper or document or telephone message which it in good faith believes to be genuine and to have been passed, signed or given by the proper persons or to have been prepared and furnished pursuant to any of the provisions of the Master Indenture or any Supplemental Indenture; and the Trustee shall be under

no duty to make any investigation as to any statement contained in any such instrument, but may accept the same as conclusive evidence of the accuracy of such statement.

(6) **Trustee May Deal in Bonds.** The Trustee may in good faith buy, sell, own, hold and deal in any of the Bonds and may join in any action which any Owners may be entitled to take with like effect as if the Trustee were not a party to the Master Indenture or any Supplemental Indenture. The Trustee may also engage in or be interested in any financial or other transaction with the Issuer.

(7) **Resignation of Trustee.** The Trustee may resign and be discharged of the trusts created by the Master Indenture or any Supplemental Indenture by written resignation filed with the Secretary of the Issuer not less than sixty (60) days before the date when such resignation is to take effect; provided that notice of such resignation shall be sent by first-class mail to each Owner as its name and address appears on the Bond Register and to any Escrow Agent, Paying Agent, Bond Registrar, any Credit Facility issuer, and any Liquidity Facility issuer, at least sixty (60) days before the resignation is to take effect. Such resignation shall take effect on the day specified in the Trustee's notice of resignation unless a successor Trustee is previously appointed, in which event the resignation shall take effect immediately on the appointment of such successor; provided, however, that notwithstanding the foregoing such resignation shall not take effect until a successor Trustee has been appointed.

(8) **Merger of Trustee.** Any corporation into which any Trustee under the Master Indenture may be merged or with which it may be consolidated or into which all or substantially all of its corporate trust assets shall be sold or its operations conveyed, or any corporation resulting from any merger or consolidation to which any Trustee hereunder shall be a party, shall be the successor Trustee under the Master Indenture, without the execution or filing of any paper or any further act on the part of the parties thereto, anything herein to the contrary notwithstanding; provided, however, that any such successor corporation continuing to act as Trustee hereunder shall meet the requirements of Section 614 of the Master Indenture, and if such corporation does not meet the aforesaid requirements, a successor Trustee shall be appointed pursuant to this Article VI of the Master Indenture.

(9) **Effective Date.** Trustee's rights, duties, responsibilities and powers as Bond Trustee shall become effective upon the completion and execution of the Master Indenture. And including the any Supplemental Indentures, related to the Bonds

**[SIGNATURES ON FOLLOWING PAGE]**









**MASTER TRUSTEE AGREEMENT**
**SIGNATURES PAGE**

Dated this 9 day of April, 2016.

ATTEST:

**Global Infrastructure Finance & development Authority, Inc.**

Secretary
Todd Reynold

By: ______________________
President
James Kinnaman

ATTEST:

**HSRF STATUTORY TRUST**

Authorized Trust Officer
Joseph Silbaugh

By: ______________________
Authorized Trust Officer
Robert Holmes

4

AMERI METRO INC.
INCOME APPROACH
April 6 2016

## Forecasted Income Statement

| Four Non-Profits to officiate bond offerings | Exh | Allocated Entity Bond offering Per Projects | FN | 7-Year 41.5% Total Income (4) Off Bond Offering | 2016-2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Total Income by year for 7 years (1) | | | | | | | |
| | | | | | 4% | 16.00% | 16.00% | 16.00% | 16.00% | 16.00% | 16.00% | 100% |
| HSR Facility Provider Inc. (High Speed Rail) | 10 | 20,000,000,000 | 2 | 8,300,000,000 | 332,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 8,300,000,000 |
| HSR Facility Inc. (Al. Pa. Port Operations) | 10 | 20,000,000,000 | 2 | 8,300,000,000 | 332,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 8,300,000,000 |
| ATFI (Alabama Toll Rd) | 10 | 20,000,000,000 | 2 | 8,300,000,000 | 332,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 8,300,000,000 |
| Global Infrastructure Development & Fin. Authority For Parallel Ancillary Infrastructure | | | | | | | | | | | | |
| **Parallel Ancillary Infrastructure Development Bonds** | | | | | | | | | | | | |
| Appalachian Regional Commissions Documents | 10 | 34,000,000,000 | 2 | 14,110,000,000 | 564,400,000 | 2,257,600,000 | 2,257,600,000 | 2,257,600,000 | 2,257,600,000 | 2,257,600,000 | 2,257,600,000 | 14,110,000,000 |
| ATFI 2016 Documents | 10 | 20,000,000,000 | 2 | 8,300,000,000 | 332,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 8,300,000,000 |
| Atlantic Energy and Utilities Documents | 10 | 40,000,000,000 | 2 | 16,600,000,000 | 664,000,000 | 2,656,000,000 | 2,656,000,000 | 2,656,000,000 | 2,656,000,000 | 2,656,000,000 | 2,656,000,000 | 16,600,000,000 |
| High Speed Rail Facilities Inc. Master Trust Indenture Documents | 10 | 20,000,000,000 | 2 | 8,300,000,000 | 332,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 8,300,000,000 |
| High Speed Rail Facilities Provider Inc. Master Trust Indenture Documents | 10 | 20,000,000,000 | 2 | 8,300,000,000 | 332,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 1,328,000,000 | 8,300,000,000 |
| HSR Freight and Passenger for Port Freeport Brazoria Texas Documents | 10 | 4,000,000,000 | 2 | 1,660,000,000 | 66,400,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 1,660,000,000 |
| HSR Freight Line Inc Phil. Regional Port Authority Documents | 10 | 4,000,000,000 | 2 | 1,660,000,000 | 66,400,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 1,660,000,000 |
| HSR Freight Line Inc. Documents | 10 | 60,000,000,000 | 2 | 24,900,000,000 | 996,000,000 | 3,984,000,000 | 3,984,000,000 | 3,984,000,000 | 3,984,000,000 | 3,984,000,000 | 3,984,000,000 | 24,900,000,000 |
| HSR Passenger Services and HSR Freight line Inc. Ga Resolution 948 Documents | 10 | 10,000,000,000 | 2 | 4,150,000,000 | 166,000,000 | 664,000,000 | 664,000,000 | 664,000,000 | 664,000,000 | 664,000,000 | 664,000,000 | 4,150,000,000 |
| HSR Passenger Services Inc. Documents | 10 | 25,000,000,000 | 2 | 10,375,000,000 | 415,000,000 | 1,660,000,000 | 1,660,000,000 | 1,660,000,000 | 1,660,000,000 | 1,660,000,000 | 1,660,000,000 | 10,375,000,000 |
| HSR Technologies Inc. Documents | 10 | 25,000,000,000 | 2 | 10,375,000,000 | 415,000,000 | 1,660,000,000 | 1,660,000,000 | 1,660,000,000 | 1,660,000,000 | 1,660,000,000 | 1,660,000,000 | 10,375,000,000 |
| KS JM International Airport Documents | 10 | 15,000,000,000 | 2 | 6,225,000,000 | 249,000,000 | 996,000,000 | 996,000,000 | 996,000,000 | 996,000,000 | 996,000,000 | 996,000,000 | 6,225,000,000 |
| Lord Chauffeurs LTD Documents | 10 | 2,000,000,000 | 2 | 830,000,000 | 33,200,000 | 132,800,000 | 132,800,000 | 132,800,000 | 132,800,000 | 132,800,000 | 132,800,000 | 830,000,000 |
| Malibu Homes Inc. Documents | 10 | 60,000,000,000 | 2 | 24,900,000,000 | 996,000,000 | 3,984,000,000 | 3,984,000,000 | 3,984,000,000 | 3,984,000,000 | 3,984,000,000 | 3,984,000,000 | 24,900,000,000 |
| Michigan COAST -to-COAST Passenger Rail Documents | 10 | 4,000,000,000 | 2 | 1,660,000,000 | 66,400,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 1,660,000,000 |
| New York Washington HS Rail Corridor Documents | 10 | 38,000,000,000 | 2 | 15,770,000,000 | 630,800,000 | 2,523,200,000 | 2,523,200,000 | 2,523,200,000 | 2,523,200,000 | 2,523,200,000 | 2,523,200,000 | 15,770,000,000 |
| Platinum Media Inc. Documents | 10 | 4,000,000,000 | 2 | 1,660,000,000 | 66,400,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 265,600,000 | 1,660,000,000 |
| Port of De Claudius Inc. Documents | 10 | 8,000,000,000 | 2 | 3,320,000,000 | 132,800,000 | 531,200,000 | 531,200,000 | 531,200,000 | 531,200,000 | 531,200,000 | 531,200,000 | 3,320,000,000 |
| Port of Ostia Inc. Ann Charles international Cargo Airport Brazoria TX Indentures Documents | 10 | 8,000,000,000 | 2 | 3,320,000,000 | 132,800,000 | 531,200,000 | 531,200,000 | 531,200,000 | 531,200,000 | 531,200,000 | 531,200,000 | 3,320,000,000 |
| Port Ostia Air Cargo Documents | 10 | 5,000,000,000 | 2 | 2,075,000,000 | 83,000,000 | 332,000,000 | 332,000,000 | 332,000,000 | 332,000,000 | 332,000,000 | 332,000,000 | 2,075,000,000 |
| Portus De Jewel Mexico Documents | 10 | 40,000,000,000 | 2 | 16,600,000,000 | 664,000,000 | 2,656,000,000 | 2,656,000,000 | 2,656,000,000 | 2,656,000,000 | 2,656,000,000 | 2,656,000,000 | 16,600,000,000 |
| Total Revenue | | | | | 8,399,600,000 | 33,598,400,000 | 33,598,400,000 | 33,598,400,000 | 33,598,400,000 | 33,598,400,000 | 33,598,400,000 | 209,990,000,000 |
| Total Bond Indenture Raise by Year | | 506,000,000,000 | | 209,990,000,000 | 20,240,000,000 | 80,960,000,000 | 80,960,000,000 | 80,960,000,000 | 80,960,000,000 | 80,960,000,000 | 80,960,000,000 | 506,000,000,000 |
| Expenses as a percentage of revenues: | | | | | | | | | | | | |
| Operating 20% | | | | | 1,679,920,000 | 6,719,680,000 | 6,719,680,000 | 6,719,680,000 | 6,719,680,000 | 6,719,680,000 | 6,719,680,000 | 41,998,000,000 |
| Salaries 30% | | | | | 2,519,880,000 | 10,079,520,000 | 10,079,520,000 | 10,079,520,000 | 10,079,520,000 | 10,079,520,000 | 10,079,520,000 | 62,997,000,000 |
| Gen and Admin 16% | | | | | 1,343,936,000 | 5,375,744,000 | 5,375,744,000 | 5,375,744,000 | 5,375,744,000 | 5,375,744,000 | 5,375,744,000 | 33,598,400,000 |
| Total Expenses 66% | | | | | 5,543,736,000 | 22,174,944,000 | 22,174,944,000 | 22,174,944,000 | 22,174,944,000 | 22,174,944,000 | 22,174,944,000 | 138,593,400,000 |
| Income from Operations Before Provision for Taxes | | | | | | | | | | | | |
| Total Net Income Before Taxes | | | | | 2,855,864,000 | 11,423,456,000 | 11,423,456,000 | 11,423,456,000 | 11,423,456,000 | 11,423,456,000 | 11,423,456,000 | 71,396,600,000 |
| Provision for Taxes | | | | | 999,052,624 | 3,996,210,495 | 3,996,210,495 | 3,996,210,495 | 3,996,210,495 | 3,996,210,495 | 3,996,210,495 | 24,976,315,595 |
| Net Income (Loss) (1) | | | | | 1,856,811,376 | 7,427,245,505 | 7,427,245,505 | 7,427,245,505 | 7,427,245,505 | 7,427,245,505 | 7,427,245,505 | 46,420,284,405 |

(1) Net income is considered bookable revenue from bond consulting fees, cash flow from bookable revenue will vary year to year and be realized in full over and beyond the 7 year projected revenue time frame.

(2) Ameri Metro will utilize seasoned regional sub-contractors in each project market to perform work shortly after bond offering. Each party will manage it's own project independent of each other. Initial major investments, land investments, environmental studies, engineering, site improvements. Subsequent bond offerings will be issued for additional phases of the projects from Master Bond Indentures, but not limited to Parallel Ancillary Infrastructure Development. Costs are based on US Government Standards, by partnering with related parties, efficiencies will be realized translating into profits.

(4) 41.5% breakdown is as follows: 1.5% Consulting Fee, Cost of project plus 40%